EXHIBIT 20


                                                FOR IMMEDIATE RELEASE
                                                October 10, 1996


ZURN INDUSTRIES TO SELL POWER SYSTEMS BUSINESSES

Erie, PA ... Zurn Industries, Inc. (NYSE: ZRN) announced today that the Company plans to sell its power systems units. Commenting on the announcement, Zurn Chairman and Chief Executive Officer Robert R. Womack said, "With the intent of improving Zurn Industries' overall earnings, and focusing resources and management efforts on growing our Water Control businesses, we intend to sell Zurn's power systems construction and equipment supply businesses. With fiscal 1996 revenues of $137 million, the businesses to be sold include National Energy Production Corporation (NEPCO) of Redmond, WA which designs, constructs and operates small to medium-sized power plants, Zurn Energy Division of Erie, PA which produces steam generating systems and equipment, and Zurn Air Systems Division of Birmingham, AL which manufactures fans and equipment to control emissions.

"The decision to sell these Power Systems businesses evolved from a strategic assessment of Zurn's strengths and ability to compete successfully in the evolving power systems market. This assessment concluded that the competitiveness of Zurn's Power Systems businesses in the international market is constrained by its available financial capacity. For example, international construction projects usually require letters of credit to cover liquidated damages in the event that they might occur, as well as other financial guarantees. Given the magnitude of these guarantees, Zurn's financial capacity would be seriously restricted regarding potential investments in our Water Control and other businesses.

"We believe that Zurn's considerable know-how, experience and capability in construction and power systems might be more fully utilized by a larger organization with greater financial capacity and with expanded international presence. At the same time, without these businesses, Zurn will have additional resources to invest in growing its core Water Control businesses. Furthermore, Zurn's earnings will be reliant on the more stable Water Control businesses where we can utilize our manufacturing and distribution strengths."

The overall impact of this decision is not expected to be significant to Zurn's financial position, and it will be incorporated in Zurn's financial results for the second fiscal quarter ended September 30, 1996, scheduled to be announced on Friday, October 18, 1996.

Zurn Industries, Inc. is an industry leader in manufacturing and marketing plumbing products and in providing water resource construction services and fire protection systems.
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Contact: Steve Adams
ZURN INDUSTRIES, INC.
Erie, PA 814/452-2111
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